

Mail Stop 4546

February 13, 2017

Lynn A. Dumais
Vice President and Chief Financial Officer
First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166-0188

      Re: **First MetLife Investors Insurance Company**
              Form 10-12G
              Filed October 14, 2016
              File No. 000-55705

Dear Ms. Dumais:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Suzanne Hayes

                      Suzanne Hayes
                      Assistant Director
                      Office of Healthcare and Insurance

cc: Benjamin Nixon
       Willkie Farr & Gallagher LLP